INTERCURE

INTERCURE LTD.

Interim Management Discussion & Analysis (Unaudited)

For the quarter ended on September 30, 2022

Management's Discussion and Analysis of Intercure

This Interim Management's Discussion and Analysis ("**MD&A**") is dated November 15, 2022 and provides an analysis of the financial operating results for the three and nine months ended September 30, 2022. In this MD&A, references to the "Company", "Intercure", and "we", "us", and "our" are intended to refer to the business and operations of Intercure Ltd. and its subsidiaries, unless the context clearly indicates otherwise.

This MD&A should be read in conjunction with the Company's unaudited interim consolidated financial statements and the accompanying notes for the period ended September 30, 2022 (the "**Interim Financial Statements**"), which have been prepared in accordance with International Financial Reporting Standards ("**IFRS**")

Amounts are presented in thousands of NIS, except for data otherwise noted that may be presented in CAD. The CAD/NIS exchange rate used, unless noted otherwise, was 2.59 NIS for 1 CAD.

Forward-Looking Statements

This MD&A may contain forward-looking information within the meaning of applicable securities legislation, which reflects Intercure's current expectations regarding future events, including statements regarding developments in the Company's operations in future periods, adequacy of financial resources, and future plans and objectives of the Company. The words "anticipate", "expect", "believe", "could", "estimate", "intend", "may", "plan," "potential", "should", "will", "would", and similar words, phrases or expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words.

Forward-looking information in this MD&A is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to attract and retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; currency exchange and interest rates; our ability to respond to the changes and trends in our industry or the global economy; our ability to maintain sufficient and effective production and R&D capabilities; the impact of competition; future production and supply levels, and future consumer demand levels; the price of cannabis and cannabis related products; the demand for our products will grow for the foreseeable future; the effectiveness of mitigation strategies undertaken with respect to COVID-19, and the severity, duration and impacts of COVID-19 on the economy and our business, which is highly uncertain and cannot reasonably be predicted and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management's expectations.

Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond Intercure's control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the Israeli regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, reliance on the expertise and judgment of senior management, as well as the factors discussed under the heading "Risk Factors" in the Company's most recent Annual Information Form (the "AIF"), which section is hereby incorporated herein by reference. Intercure undertakes no obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

All the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Non-IFRS Measures

In this MD&A, we use certain non-IFRS financial measures to measure, compare and explain the operating results and financial performance of Intercure. These measures are commonly used by companies operating in the cannabis industry as useful metrics for measuring performance. However, they do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. Intercure defines such financial measures as follows:

"**Adjusted EBITDA**" means EBITDA adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses (or income);

"**EBITDA**" means net income (loss) before interest, taxes, depreciation and amortization; and "Annualized Revenue Run Rate" means the revenue generated during a quarter, annualized. It provides an indication of the annual revenue that would be generated based on the revenue generated in the particular quarter.

"Annualized Revenue Run Rate" means the revenue generated during a quarter, annualized. It provides an indication of the annual revenue that would be generated based on the revenue generated in the particular quarter.

Third Quarter 2022 and Recent Financial & Operating Highlights

- Record revenue of $39 million (NIS 101 million), which represent a 63% growth over the third quarter of 2021 and representing a sequential growth of 6%.

- Eleventh consecutive quarter of growth representing an annualized run rate of over $155 million (Over NIS 402 million).

- Revenue growth expected to continue in Q4 2022.

- Adjusted EBITDA increased 58% year-over-year to $9 million, representing 22% of revenues.

- Solid demand for Canndoc's branded products and expansion of the Company's medical cannabis dispensing operations.

- Record of new product launches with more than 10 new GMP SKUs added to the company's portfolio of products during the quarter.

- First company to comply with the new strict 109 import regulations of the Israel Medical Cannabis Agency, resuming importation of medical cannabis to Israel.

- Expansion of the Company's medical cannabis dedicated pharmacy chain to a of total 25 locations as of the end of the third quarter.

- Continued scaling up production cultivation and production of the Southern facility as the largest and most advanced facility of its kind in the region.

- Driving forward with the execution of the company's global expansion plan.

“I am proud of our teams delivering our eleventh consecutive quarter of profitable growth with strong operating and financial performance.” We continued to execute our international expansion plans building our footprint organically and exploring strategic acquisitions in key markets, to meet the solid demand for our high-quality branded products. We expect 2022 to be another millstone year for InterCure, solidifying our leadership position in the pharmaceutical cannabis market .”

Alexander Rabinovitch

InterCure’s Chief Executive Officer

”Our third quarter results reflect our ability to deliver on our strategic initiatives, translating into continued profitable growth.' In addition to delivering on strong financial results we also managed to maintain our profitability while executing expansion plans in all key markets. We are very pleased with the progress and remain focused and committed to building our shareholders value and improving quality of life for patients and communities globally.”

Amos Cohen

InterCure's Chief Financial Officer



Cannabis Sector
Annualized Quarterly Revenue Run Rate (millions)
₪45
$17
₪90
$35
₪108
$42
₪132
$51
₪181
$70
₪247
$95
₪319
$123
₪349
$135
₪381
$147
₪402
$155
Q2-20
Q3-20
Q4-20
Q1-21
Q2-21
Q3-21
Q4-21
Q1-22
Q2-22
Q3-22


Annualized Adjusted EBITDA (millions)*
₪6
$2
Q2-20
₪28
$11
Q3-20
₪35
$14
Q4-20
₪40
$15
Q1-21
₪47
$18
Q2-21
₪56
$22
Q3-21
₪84
$32
Q4-21
₪85
$33
Q1-22
₪88
$34
Q2-22
₪89
$34
Q3-22

*Cannabis sector

Quarterly revenues (millions)



₪11
$4
₪22
$8
₪27
$10
₪33
$13
₪45
$17
₪62
$24
₪80
$31
₪87
$34
₪95
$37
₪101
$39
Q2-20
Q3-20
Q4-20
Q1-21
Q2-21
Q3-21
Q4-21
Q1-22
Q2-22
Q3-22


Annual Revenue (millions)
₪65
$25
₪220
$85
₪402
$155
2020
2021
Q3/2022
Annualized Run Rate

Adjusted EBITDA (millions)*



₪16
$6
₪57
$22
₪89
$34
2020
2021
Q3/2022
Annualized Run Rate

*Cannabis Sector


Operational Profit (millions)*
₪14
$6
₪45
$17
₪86
$33
2020
2021
Q3/2022
Annualized Run Rate
*Cannabis Sector


Cash (millions)
₪27
$10
₪38
$15
₪217
$84
₪240
$92
2019
2020
2021
2022


Cookies
רח' הירקון
HAYARKON

Expanding our leading medical cannabis dispensing pharmacies chain



In process
Fully operational
Q3-20: 1 / 1
Q4-20: 2 / 1
Q1-21: 5 / 1
Q2-21: 8 / 3
Q3-21: 12 / 6
Q4-21: 13 / 7
Q1-22: 14 / 9
Q2-22: 16 / 8
Q3-22: 19 / 6

Expanding our leading medical cannabis dispensing pharmacies chain


עמדה 5








Greenzone
pharma
x givol
3
2






Cookies



The Southern Facility



New Releases

HUMBOLDT™


HUMBOLDT
GOLDEN TIGER
T20/C4 SATIVA
HUMBOLDT
Vanilla Frosting
T20/C4 INDICA
HUMBOLDT
Apple Fritter
T20/C4 HYBRID
HUMBOLDT
TROPICAL RUNTZ
T20/C4 SATIVA
HUMBOLDT
Kush Mints
T20/C4 HYBRID

Cultivated at the Southern Facility

Golden Tiger



Cultivated at the Southern Facility

Golden Tiger



New Releases


GARY PAYTON
Cookies
20
IMC-Medical Grade | Cannabis Inflorescences
T20/C4 INDICA
For use by inhalation
THC RICH
10gram


MEDELLIN
Medellin
IMC-Medical Grade | Cannabis Inflorescences
T20/C4 SATIVA
For use by inhalation
THC RICH
10gram


MINNTZ
THE SOAP
Seed Junky
IMC-Medical Grade | Cannabis Inflorescences
T20/C4 INDICA
For use by inhalation
THC RICH
10gram


GEORGIA PIE
IMC-Medical Grade | Cannabis Inflorescences
T20/C4 INDICA
For use by inhalation
THC RICH
10gram

Cultivated at the Southern Facility

CN0117



Cultivated at the Southern Facility

CN0120



Cultivated at the Southern Facility

CN0174



Cultivated at the Southern Facility

CN0122




Cultivated at the Southern Facility

Overview

We are an Israeli public corporation with shares listed for trading on the Tel Aviv Stock Exchange under the symbol "INCR", on the Toronto Stock Exchange under the symbol "INCR:U" and on the Nasdaq under the symbol "INCR".

We, mainly through our wholly owned subsidiaries, Canndoc Ltd. ("**Canndoc**") and Pharmazone Pharmacy Ltd., and through our majority interest in Cannolam Ltd. ("**Cannolam**") and other pharmacies and trade houses across Israel, operate primarily in the medical cannabis sector ("**Cannabis Sector**"). In addition, we, have financial assets in the biomed sector that were made for investments purposes and do not represent a material focus of our current business ("**Biomed Sector**").

We are a pioneer in the production (including the breeding, cultivating, and processing), manufacturing and distribution of pharmaceutical-grade cannabis and cannabis-based products for medical use. For more than 14 years, we have been a leader in the licensed production and distribution of cannabis and cannabis-based products throughout Israel, one of the first countries with a governmentally sanctioned regime for the production, manufacturing, and distribution of cannabis for medical use. Our goal is to be a global leader in the production and distribution of high-quality pharmaceutical-grade cannabis and cannabis-based products to patients in all territories that permit and regulate the distribution of cannabis for medical use, including Israel, the European Union and Canada.

Since the beginning of 2020, we have focused on accelerating and growing our commercial activity in major markets around the world. As part of our global vertically integrated "seed-to-sell" model, we have entered into exclusive collaborations with some of the largest international cannabis companies in the world including Tilray, Organigram, Charlotte's Web, and Cookies. These strategic agreements serve to advance our capabilities and emphasize our focus on delivering premium quality and branding to Israel and other target markets. We have expanded cooperation agreements for the production, marketing and distribution of our products in countries with supportive regulations.

Our current production operations include 355,000 square feet of growing and production area which together can produce up to 10 tonnes per year. Assuming our facilities are fully developed and operate at their maximum capacity, and all regulatory approvals are received, our operations allow for a maximum production capacity of over 100 tonnes of high-quality medical cannabis. This system enables us to be flexible and efficient, and to meet the standards required to execute commercial exports from Israel and to serve growing demand in Israel and around the world.

We believe in the uncompromising quality of our products and we are leading the trend towards the pharmaceutical standard in the medical cannabis industry, both through a high quality, advanced production system and through extensive research and development with nine clinical studies approved by the Minister of Health. We have acquired a unique knowledge throughout our 14 years of experience operating in the cultivation, growth and genetics of cannabis strains. In addition, we have invested in a production system that adheres to the strictest regulatory and quality standards. In doing so, we achieve the highest standard of product quality for our patients and for commercial research collaborations. We believe this will enable us to enter into future partnerships and agreements with pharmaceutical companies.

Key Q3 2022 Financial and Operational Highlights – Cannabis Sector

	Q3-22	**Q3-21**	**Change (%)**
Revenues	100,572	61,695	63%
Gross Profit (1)	44,074	24,682	79%
% Gross Profit	44%	40%	-
Operating Profit	21,606	9,731	122%
Adjusted EBITDA (2)	22,188	14,040	58%
Net Cash from Operating Activities (consolidated)	(2,418)	11,796	(120%)

Note:

(1) Gross profit before effect of fair value.

(2) EBITDA adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest, and other expenses (or income). This is a non-IFRS financial measure and does not have a standardized meaning prescribed by IFRS. See "Non-IFRS Measure".

Financial Highlights

- All-time record quarterly revenue of CAD 39 million (NIS 101 million), representing growth of 63% from the same period last year and up 6% sequentially compared to the prior quarter.
- Annualized Revenue Run Rate of CAD 155 million (NIS 402 million).
- Adjusted EBITDA for the third quarter was CAD 9 million (NIS 22 million). This represents an annual run rate of CAD 34 million (NIS 89 million), driven by revenue growth, improvement in gross profit and operating profit.
- More than CAD 92 million in cash (more than NIS 240 million) as of September 30, 2022.

Operational Highlights

- Added one pharmacy to the Company's chain of pharmacies and obtained final licences to sell medical cannabis in one new location out of the total 25 locations.
- Continued expansion of the Company's branded products portfolio, launching more than 10 new GMP SKUs during the quarter.

Review of the Company's Operations

a. Expansion of the Medical Cannabis Dispensing Operation

Through our subsidiaries, we operate the first and leading chain of private pharmacies focused on medical cannabis in Israel, which includes 25 pharmacies across Israel under different brands including Givol™, Max Pharm, Cookies and Lemonade. Of such pharmacies, 19 hold permits and licenses for the distribution of medical cannabis and we are in the process of obtaining licenses for the remaining six pharmacies.

b. Exclusive Partnerships with Global Leaders

We have entered the following partnerships, all of which provides us with exclusive relationships to distribute the noted products within certain geographical areas:

Cookies

Cookies is one of the most well-respected and top-selling cannabis brands in California and throughout the world. Cookies and its products are recognized globally and offer a collection of over 150 proprietary cannabis varieties and product lines.

Cannolam entered into an exclusive license agreement with Cookies in 2019 by which Cannolam has the exclusive rights to use the Cookies brand in Israel. Cannolam currently operates two Cookies-branded pharmacies in Jerusalem and Be'er Sheva.

In December 2021, we entered into a multi-year agreement with Cookies under which we expect to establish Cookies stores and medical cannabis pharmacies in Austria and the United Kingdom in 2022, subject to local regulations. The first store in Austria opened its doors during Q2 2022 and the first store in the UK is expected to open its doors at the end of Q4 2022.

Tilray

Tilray Inc. (NASDAQ: TLRY) ("**Tilray**") is a global pioneer in the research, cultivation, production, and distribution of cannabis and cannabinoids, currently serving patients and consumers in 16 countries spanning five continents.

In December 2019, we established a strategic collaboration with Tilray and its wholly-owned subsidiary, Tilray Portugal Unipessoal LDA ("**Tilray Portugal**") for the purpose of providing us with access to existing and potential markets in Tilray's operating territories. The collaboration between Tilray and us consists of a set of agreements with Tilray Portugal Unipessoal Ltd., a wholly-owned subsidiary of Tilray (the "**Tilray Agreements**"). The Tilray Agreements provide us with a seven-and-a-half year exclusivity period over all of the final Tilray-branded products sold in Israel.

In December 2021, we learned that Tilray Portugal had sold 500 kilograms of products to another Israeli company, which we believed violated the exclusivity provision in the agreement between us and Tilray Portgual. We exchanged correspondence with Tilray and Tilray Portugal in which we asserted that Tilray Portugal had violated the exclusivity provision and further asserted that our exclusivity rights remain in full force and effect. As we are in dispute with Tilray and Tilray Portugal on this matter, we are continuing to assess our rights and remedies, including legal action against Tilray. As of the date of this MD&A, there have been no legal proceedings, and the parties are still discussing a possible resolution for the dispute.

Organigram

Organigram, Inc. (NASDAQ: OGI) (TSX: OGI) ("**Organigram**"), is a leading licensed producer of cannabis. In June 2020, we entered into a contractual relationship with Organigram for the purpose of collaborating to develop, import and export medical cannabis products in the state of Israel and across Europe (the "**Organigram Agreement**").

In accordance with the Organigram Agreement, we import 3,000 kilograms of medical cannabis products from Organigram's advanced indoor facility in Canada and produce and market the "Canndoc Indoor" family of medical cannabis products in pharmacies throughout Israel. Final products are distributed by Canndoc's distribution channels to all pharmacies in Israel. The Organigram Agreement provides us with an aggregate of up to a seven-and-a-half year exclusivity period (in addition to certain other rights and subject to certain conditions) over all of the final Organigram-branded products sold in Israel.

After the expiry of the Organigram Agreement's initial 18-month term in December 2021, we exercised our option to import from Organigram an additional 3,000 kilograms per year of medical cannabis products for an additional period of two years.

Charlotte's Web

Charlotte's Web Inc. (TSX: CWEB) (OTCQX: CWBHF) ("**Charlotte's Web**") is the owner of one of the largest worldwide CBD brands.

In December 2020, we entered into a collaboration with Charlotte's Web, under which we are the sole partner of Charlotte's Web in Israel, and through which its products will be marketed in Israel under a joint brand for the Israeli market, subject to certain conditions, including certain regulatory matters within central European countries and England (the "**Charlotte's Web Agreement**").

The Charlotte's Web Agreement is for a period of five years (with a one-year extension option) from the date that CBD is removed from the Israeli Dangerous Drug Ordinance. On February 28, 2022, the Minister of Health adopted a committee recommendation to remove CBD from the Dangerous Drugs Ordinance, provided that the maximum concentration of THC in the finished product does not exceed 0.3%. The Minister of Health will sign an executive order, which will need to be affirmed by the Knesset's Health Committee, to complete the delisting process. However, as the political status in Israel is uncertain due to the lack of a stable government, it is unclear when CBD will be delisted.

Fotmer Life Sciences

Fotmer Corporation S.A. ("**Fotmer**") is a corporation established in Uruguay that cultivates and produces medical cannabis at a high quality.

In December 2020, we entered into an agreement with Fotmer, under which we will import from Fotmer approximately 3,000 kilograms of quality medical cannabis products, each year for a period of four years (the "**Fotmer Agreement**"). Subject to the terms set out therein, the Fotmer Agreement provides us with a seven-and-a-half year exclusivity period over all of the final Fotmer-branded products sold in Israel.

c. Global Production System

Israeli Production Facilities

Through our partnership with Kibbutz Nir-Oz we operate one of the largest medical cannabis production sites in Israel and in the world, covering a total area of 1.7 million square feet, of which 300,000 square feet are operational and produce up to 7 tonnes of pharmaceutical-grade cannabis per year. Full operations in the Southern Kibbutz has the capacity to produce up to 88 tonnes of pharmaceutical-grade cannabis per year. The development of the southern site is carried out in a modular manner in accordance with the regulatory developments concerning the export of medical cannabis from Israel.

Through our partnership with Beit HaEmek Kibbutz, we own and operate our primary production facility, located in northern Israel, utilizing climatized greenhouses. This site currently occupies approximately 55,000 square feet with the capacity to produce up to 3 tonnes of pharmaceutical-grade cannabis per year.

Denmark

In May 2020, we entered into an EU-GMP distribution agreement with a Danish partner for the production of up to 11.7 tonnes of cannabis per year for a period of 3 years. As part of this agreement, we manufacture our products in a facility located in Denmark. This manufacturing facility is approved by the Good Manufacturing Practice of the European Union ("**EU-GMP**") standard and has all the licenses and permits required for the cultivation, production, distribution and marketing of cannabis. This facility is operational and several products cultivated through the Company's partnership in Denmark are registered in Germany under the Federal Institute for Drugs and Medical Devices (BfArM) and are authorized for sale in Germany. Although we made significant efforts to register the products and obtain approval to import products from Denmark into Germany, the products developed by the Danish partner failed to meet our quality standards due to schedule delays and changes in the target market conditions. Since the Danish partner was unable to execute any sales under the partnership so far, the parties are now considering discontinuing the relationship between them.

Canada

In May 2019, we entered into a partnership with a Canadian company that was in advanced stages of building an indoor complex for the production and distribution of cannabis products for medical use in Canada. We established a joint venture with the Canadian partner, which pursuant to the joint venture agreement, will entitle us to 51% of the profits generated from the sale of our products. Due to the time that it took our Canadian partner to obtain all necessary licenses to distribute products in the Canadian market, we are now considering terminating this joint venture as the market situation in Canada has significantly changed and rendered such joint venture irrelevant to our current operations.

As of the date of this MD&A, the joint venture in Canada has no sale of products, and this partnership does not impact our financial statements in any way.

d. Sales and Distribution

Israel

Under current regulations, patients in Israel fill prescriptions directly from a registered pharmacy. Our products meet all of the IMCA standards and are permitted to be sold within all registered pharmacies across Israel that are otherwise permitted to dispense medical cannabis to patients. We sell our products through pharmaceutical distributors and licensed retail pharmacy locations where patients can fill their prescriptions on-site or have our products delivered directly to their residence. Under the current regulations, the price of cannabis products is not fixed and will be determined primarily by market demand.

SLE

In September 2019, we entered into a distribution agreement with SLE, a subsidiary of Teva Group Pharmaceutical Industries Ltd., a leading Israeli company in the health services field. Pursuant to the distribution agreement, SLE provides us with logistics, storage, collection and distribution services for our medical cannabis products throughout Israel for a term of three years. In June 2021, the distribution agreement was extended for an additional three years and may be renewed for two additional periods of three years each unless one of the parties terminates the agreement on 180 days' notice. SLE holds an IMC-GDP distribution license and possesses an advanced logistics facility.

Novolog

In December 2020, we entered into a distribution agreement with Novolog, a leading Israeli company in the logistic health services field. Pursuant to the agreement, Novolog provides us with logistics, storage, collection and distribution services for our medical cannabis products throughout Israel for a term of three years, with two optional extensions of two years each. Novolog holds an IMC-GDP distribution license and possesses an advanced logistics facility.

Super-Pharm

In March 2020, we entered into a binding preliminary distribution agreement with Super-Pharm Ltd. ("**Super Pharm**"), the largest chain of pharmacies in Israel (which operates approximately 260 pharmacies) (the "**Preliminary Super-Pharm Agreement**"). Super-Pharm currently operates 60 pharmacies that sell cannabis for medical purposes (the "**Super-Pharm Pharmacies**"). Pursuant to the Preliminary Super-Pharm Agreement, Super-Pharm agreed to purchase from us, and we agreed to sell 10 tonnes of our medical cannabis products to Super-Pharm over a period of three years, subject to signing a more detailed agreement by the parties ("The Super-Pharm Agreement"). The parties to the Preliminary Super-Pharm Agreement covenanted to negotiate in good faith and sign the Super-Pharm Agreement within 90 days of the date of the Preliminary Super-Pharm Agreement. Super-Pharm Agreement negotiations have been extended several times, and a new agreement is being negotiated between the parties in response to changes in Israel's market conditions. As of the date of this MD&A, the parties maintain their relationship, which includes ongoing distribution of the Company's products in Super-Pharm pharmacies.

International

Germany

In June 2019, we entered into a non-exclusive distribution agreement with a licensed distributor in Germany, for the purpose of distributing our pharmaceutical-grade products within Germany (the "**German Distribution Agreement**"). Since the end of the reported period, there has been no distribution of medical marijuana products under the German Distribution Agreement. The parties are still exploring the best route to enter the German medical cannabis market.

Austria

On April 4, 2021, we entered into a partnership with an Austrian entity to operate together in the developing cannabis markets in Austria and Luxembourg. Pursuant to the agreement, the partnership will replicate the successful model of our subsidiary Canndoc in Israel to establish and manage the distribution, marketing, and sales of the Company's products in selected countries in Europe. The partnership's planned operations will be vertically integrated and will include both online and retail distribution for our branded products. The Austrian entity has committed to invest €10 million in an Austrian joint venture, which will be equally owned by the parties, with an option for the Austrian entity to increase its shares to 51% of all outstanding shares of the joint venture at any time. As a result of the current regulations regarding medical cannabis, both the Austrian and Luxembourgian markets are considered small markets in size. Operation under the joint venture agreement has not yet begun, and it is subject to the regulatory landscape development, which will allow Canndoc's products to be sold in the selected markets.

Results of Operations

Financial data is expressed in thousands of NIS. The following table summarizes our historical consolidated statements of comprehensive income for the three and nine months ended September 30, 2022 and 2021:

	For the 3-month ended on September 30		**For the 9-month period ended on September 30**	
	2022	**2021**	**2022**	**2021**
Revenues	100,572	61,695	283,078	139,976
Gross profit before effect of fair value	44,074	24,682	121,473	59,376
Gross profit after effect of fair value	46,213	22,056	129,223	56,765
Research and development expenses	(120)	(298)	(458)	(1,015)
General and administrative expenses	(13,979)	(9,288)	(33,378)	(20,879)
Marketing and selling expenses	(16,774)	(6,245)	(40,886)	(14,668)
Impairment gains and (losses) on financial assets through profit or loss	(54)	8	(177)	333
Other income (expenses), net	897	(1,692)	(227)	(1401)
Consolidated operating profit	**16,183**	**4,541**	**54,097**	**19,135**
Comprehensive income	**8,308**	**540**	**38,483**	**10,333**
Interest / Financing expenses (income) net	4,236	2,464	1,530	2,956
Tax expenses	3,639	1,537	14,084	5,846
Depreciation and amortization	2,719	1,684	7,348	4,185
EBITDA	**18,902**	**6,225**	**61,445**	**23,320**
Share-based payment expenses	3,731	1,463	6,172	5,281
Other expenses (income), net	(897)	1,692	227	1,401

	For the 3-month ended on September 30		For the 9-month period ended on September 30	
	2022	2021	2022	2021
Impairment losses and (gains) on financial assets through profit and loss	54	(8)	177	(333)
Fair value adjustment to inventory	(2,139)	2,626	(7,750)	2,611
Adjusted EBITDA	19,651	11,998	60,271	32,281
Basic earnings (loss) per share	0.16	(0.04)	0.8	0.18
Diluted earnings per share	0.16	(0.03)	0.8	0.16

Revenues – Revenue for the third quarter of 2022 was approximately 1.6 times greater compared to the corresponding period last year and increased by 6% compared to the previous quarter. The growth was primarily derived from high demand for the Company's quality product lines, market growth, increase in the Company's market share, implementation of commercial agreements with pharmacies, and the consolidation and continued growth of our pharmacy chain.

Gross profit before effect of fair value – Gross profit for the third quarter of 2022 increased by 79% to NIS 44 million compared to NIS 25 million in the corresponding quarter, mainly in light of the growth in revenue.

Adjusted EBITDA – Significant improvement in comparison to the Adjusted EBITDA in the corresponding period. The improvement is mainly due to revenue growth (as a result of an increase in market share) and increase in gross profit, while keeping operating expenses relatively stable.

Total Assets and Liabilities

	As of September 30	
	2022	2021
Total current assets	489,937	311,873
Total non-current assets	384,884	343,730
Current Liabilities	295,347	164,387
Non-current Liabilities	66,011	41,098

Total Current Assets - The increase in 2022 was primarily due to continuous increase in Intercure's activity (trade receivables, inventories, and biologic assets).

Total Non-Current Assets – The increase in 2022 was primarily due to the consolidation of our subsidiaries, and our pharmacy footprint expansion . The consolidation of those subsidiaries' operations led to an increase in the non-current assets and goodwill.

Current Liabilities – The total number of current liabilities was increased in the third quarter of 2022 primarily due to (a) the consolidation of the pharmacies acquired during Q1 and Q2 and Q3 of 2022; (b) an increase in the Company's activity which led to increase in trade payables, and other payables; (c) short term bank loans taken by the Company and its subsidiaries during the period in order to fund its capital investment to expend its operations;

Non-Current Liabilities – The total amount of non-current liabilities was increased in the third quarter of 2022 primarily due to (a) long term bank loans taken by the Company and its subsidiaries during the

period in order to fund its capital investment to expend its operations; (b) acquisitions made by the company during the year which caused an increased in lease obligations;

Cash Flow

Intercure's approach to liquidity is to always have sufficient liquidity to meet its liabilities as they come due. This is achieved by continuously monitoring cash flows and reviewing actual operating expenditures and revenue against budget.

Cash Flow	For three months ended on September 30, 2022	For three months ended on September 30, 2021
Net cash provided by (used in) operating activities	(2,418)	11,796
Net cash provided by financing activities	34,649	19,211
Net cash provided by (used in) investing activities	(37,186)	(21,184)
Change in cash during the period	(4,955)	9,823
Exchange differences in respect of cash and cash equivalent balances	(445)	(1,113)
Cash and cash equivalents, beginning of quarter	200,322	200,269
Cash and cash equivalents, end of quarter	214,922	208,979

Net cash flow provided by operating activities – For the first time in seven quarters we experienced a negative cash flow due to increase in inventory.

Net cash provided by financing activities – The increase during the quarter ended September 30, 2022, was mainly due the loans taken from several banks and financial institutions to support the ongoing operations of our subsidiaries.

Net cash used in investing activities – The main investment for the quarter ended September 30, 2022 was the continued investment in the Southern Kibbutz, the additional purchases of pharmacies and the implementation of the IFRS 16 on our subsiders lease agreements.

Summary of Quarterly Results

The following table sets forth selected unaudited quarterly statements of operations data of the last eight quarters. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020
Revenue	100,572	95,277	87,229	79,701	61,695	45,230	33,051	27,094
Gross Profit (Loss)	44,074	41,542	35,857	36,613	24,682	19,267	15,427	13,301

	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020
Adjusted EBITDA	22,652	20,709	19,911	19,446	11,999	10,814	9,468	8,165
Basic earnings (loss) per share	0.16	0.35	0.38	(0.07)	(0.03)	0.14	0.12	0.24
Diluted earnings per share	0.16	0.34	0.36	(0.07)	(0.03)	0.12	0.11	0.21

Revenues – The growth in revenues quarter to quarter was primarily due to (a) the expansion of the Company's production operations, (b) the increase in sales of the Company's branded products, and (c) the expansion and consolidation of the Company's chain of pharmacies and trade houses.

Gross Profit – The increase in gross profit was mainly due to increase in the company's revenues.

Adjusted EBITDA – The increase in EBITDA from quarter to quarter is primarily due to revenue growth resulting from an increase in market share and increase in gross profit, while keeping operating expenses relatively stable.

Liquidity and Capital Resources

Intercure has been generating profits which are expected to be the primary sources to fund its future operations. As a public company, Intercure may access the public and/or private markets to finance any additional needs it may have, including through the issuance of debt or equity securities.

The Company has factoring agreements in respect of customer debt with financial institutions in Israel. The Company uses these agreements from time to time, as necessary.

During the reporting period, the Company borrowed loans in an aggregate amount of NIS 175 million for periods of 0.25 - 5 years at interest rates ranging from Prime +1.97% to Prime +2.05%. During the reporting period the Company repaid loans in an aggregate amount of NIS 78 million

Intercure does not expect to require any additional funding in the future as it projects a positive cash flow from operations. Future capital commitments for the remainder of the fiscal year ended December 31, 2022 are NIS 20 million.

Summary of Contractual Obligations

	Payments Due by Period (NIS in thousands)				
	Up to one year	1-3 years	4-5 years	5 years or more	Total
Credit from banking corporations	140,113	25,108	13,495	189	178,904
Trade payables and other payables	135,469	-	-	-	135,496
Lease liability	-	-	3,883	15,532	19,415
Contingent consideration	-	23,648	-	-	23,648
Short term loan from related party	1,232	-	-	-	1,232
Total Contractual Obligations	**276,817**	48,756	**17,378**	**15,721**	**358,668**

Critical Accounting Estimates

The Company's critical accounting estimates are summarized in note 3 of the Annual Financial Statements and have not changed during the following interim period.

Changes in Accounting Policies, IAS 7

During the reported period, the Company changed the classification of interest paid on loans to be classified as part of financing activity. The Company made many investments in the last year through loans and considered it more appropriate to present this under financing activity.

Outstanding Share Data

As of the date of this MD&A, Intercure's outstanding shares capital can be summarized as follows:

Type	Shares	Options / Warrant
Ordinary Shares	45,572,709	
Options (B) (1)		1,631,708
ESOP (A) (2)		1,199,791
ESOP (B) (3)		717,792
ESOP (C) (4)		340,170
ESOP (D) (5)		596,937
ESOP (E) (6)		460,000
Total	**45,572,709**	**4,946,398**

Notes:

(1) Options (B) were issued to certain investors in July 2020 and expire in August 2023 with an exercise price of NIS 19.58* per ordinary share.

(2) ESOP (A) were issued to our directors between September 2018 to January 2020 and expire in ten years from the date of issuance with an exercise price of NIS 15.57 * per ordinary share.

(3) ESOP (B) were issued to certain employees in January 2021 and expire in five years from the date of issuance with an exercise price of NIS 18.38* per ordinary share.

(4) ESOP (C) were issued to certain employees in August 2021 and expire four years from the date of issuance with an exercise price of NIS 20.16 per ordinary share.

(5) ESOP (D) were issued to certain employees in May 2022 and expire four years from the date of issuance with an exercise price of NIS 20.68 per ordinary share.

(6) ESOP (E) were issued to our Chief Executive Officer on September 15 and expire 4 years from the date of issuance with an exercise price of NIS 21.76 per ordinary share.

* On April 8, 2021 the Company effectuated a capital consolidation.

Off-Balance Sheet Transactions

We do not have any off-balance sheet arrangements.

Transactions with Related Parties

Following Intercure's acquisition of Canndoc and the appointment of Mr. Avner Barak as a director of Intercure, a previous loan from Mr.Avner Barak to Canndoc in the amount of NIS 718 thousand was assumed by Intercure. The loan principal bears annual interest, calculated annually, according to the minimum interest rate prescribed in section 3J of the Income Tax Ordinance (2.61% in 2018). The loan will be repaid in equal monthly installments (principal and interest) in the amount of NIS 15 thousand per installment. The balance of the loan as of September 30, 2022 was approximately NIS 116 thousand.

Cannolam had loans to shareholders as of the date of acquisition. The balance of the total loans as of September, 2022 was NIS 929 thousand. The loan principal bears annual interest in NIS, calculated annually, according to the minimum interest rate prescribed in section 3J of the Israeli Income Tax Ordinance (2.62% in 2020).

Financial Instruments and Other Instruments

We do not have any financial instruments other than normal course accounts receivable and payables associated with our business activities.

Risk and Uncertainties

We are subject to foreign exchange and liquidity risks.

Foreign Exchange Risk. Our reporting and functional currency is the NIS, but some portion of our operational expenses are in U.S. dollars, Canadian dollars and Euros. As a result, we are exposed to some currency fluctuation risks. We may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the currencies mentioned above in relation to the NIS. These measures, however, may not adequately protect us and our operations could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

Liquidity risk. We monitor forecasts of our liquidity reserve (comprising cash and cash equivalents available-for-sale financial assets and short-term deposits). We generally carry this out based on our expected cash flows in accordance with practice and limits set by our management. We are in the process of expanding our operations and the expenses associated therewith and we are therefore exposed to liquidity risk.

Subsequent Events

In October 2022, the Company purchased 51% of "Amirim Pharm" located in Hadera. The purchase amount is immaterial for the Company.

In October 2022, the Company received an offer from Fore Bio to participate in a funding round. If the Company decides not to participate in the funding round pro rata it will cause a dilution in the Company's stock in Fore Bio from 0.44% to 0.10% on a fully diluted basis.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.